Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 2 to Registration Statement No. 333-228020 of our report dated September 10, 2018 (November 6, 2018 as to the convenience translation described in Note 2), relating to the combined and consolidated financial statements of 360 Finance, Inc., its subsidiaries and variable interest entities (which report expresses an unqualified opinion and includes (1) an emphasis paragraph referring to the presentation of the combined and consolidated financial statements, and (2) an explanatory paragraph referring to the translation of Renminbi amounts to United States dollar amounts), appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

December 6, 2018